               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 13)

                  American Annuity Group, Inc.
             ---------------------------------------
                        (Name of Issuer)

                  Common Stock, $1.00 Par Value
             ---------------------------------------
                 (Title of Class of Securities)

                           023840-10-1
                       -------------------
                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
     ------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           See Item 5
     ------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                       Page 1 of 14 Pages

CUSIP NO. 023840-10-1         13D             Page 2 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.               31-1544320
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          35,059,995 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          35,059,995  (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          35,059,995  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          82.3% (See Item 5)

14   TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 023840-10-1         13D             Page 3 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          35,059,995 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          35,059,995  (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          35,059,995  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          82.3% (See Item 5)

14   TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 023840-10-1         13D             Page 4 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          35,059,995 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10   SHARED DISPOSITIVE POWER
          35,059,995  (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          35,059,995  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          82.3% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 023840-10-1         13D             Page 5 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          61,008     (See Item 5)

8    SHARED VOTING POWER
          35,059,995 (See Item 5)

9    SOLE DISPOSITIVE POWER
          61,008

10   SHARED DISPOSITIVE POWER
          35,059,995 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          35,121,003  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          82.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 023840-10-1         13D             Page 6 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          8,000 (See Item 5)

8    SHARED VOTING POWER
          35,059,995 (See Item 5)

9    SOLE DISPOSITIVE POWER
          8,000

10   SHARED DISPOSITIVE POWER
          35,059,995  (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          35,067,995  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          82.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.   Security and Issuer.

      This Amendment No. 13 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl
H.   Lindner   III,  S.  Craig  Lindner  and  Keith  E.   Lindner
(collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on July 13, 1995, relative to the common stock, par value $1.00 per share ("Common Stock") issued by American Annuity Group, Inc. ("AAG").

      The principal executive offices of AAG are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

      As of December 31, 1998, the Lindner Family beneficially owned approximately 32.4% of the outstanding common stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial and AFC, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.

Item 5.   Interest in Securities of the Issuer.

      As of December 31, 1998, the Reporting Persons beneficially
owned   35,129,003  shares  (or  approximately   82.5%   of   the
outstanding shares) of AAG Common Stock as follows:

     Holder                   Number of Shares
     ---------------          ----------------
     AFC                         608,402
     GAI                      33,769,593
     SIC                         682,000
     S. Craig Lindner             61,008
     Keith E. Lindner              8,000*
                              ----------
               TOTAL          35,129,003
                              ==========

*Held  as  trustee for the benefit of the children  of  S.  Craig
Lindner.

GAI        =    Great American Insurance Company ("GAI") (a)
SIC        =    Stonewall Insurance Company (b)

(a)  100% owned subsidiary of AFC
(b)  100% owned subsidiary of GAI


      Each company listed above shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the AAG Common Stock held by such company.

      At December 31, 1998, certain officers and directors of AFG and AFC beneficially owned shares of AAG Common Stock.

          Holder                   Number of Shares

          James E. Evans                19,638
          Theodore H. Emmerich           1,561
          Thomas M. Hunt                   382
          William R. Martin              7,956
          Thomas E. Mischell            11,000
          Fred J. Runk                   2,284

      Fred J. Runk, Senior Vice President and Treasurer of AFG, purchased 29 shares of AAG Common Stock at $22.89 on November 24, 1998 and purchased 21 shares of AAG Common Stock at $22.90 on December 17, 1998. S. Craig Lindner, Co-President of AFG, made a charitable contribution of 300 shares of AAG Common Stock on November 21, 1998. As of December 31, 1998 and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving AAG Common Stock had been engaged in by the Reporting Persons, by AFG's or AFC's directors or executive officers.

Item 7.   Material to be filed as Exhibits.

          (1)   Agreement required pursuant to Regulation Section
          240.13d-1(f)(1)   promulgated  under   the   Securities
          Exchange Act of 1934, as amended.

          (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1999       AMERICAN FINANCIAL GROUP, INC.

                              By: James C. Kennedy
                              ----------------------------------
                               James C. Kennedy, Deputy General
                                   Counsel and Secretary

                              AMERICAN FINANCIAL CORPORATION

                              By: James C. Kennedy
                              ----------------------------------
                              James C. Kennedy, Deputy General
                                   Counsel and Secretary


                                 James C. Kennedy
                                 -------------------------------
                                   James C. Kennedy, As
                                   Attorney-in-Fact for:
                                     Carl H. Lindner
                                     Carl H. Lindner III
                                     S. Craig Lindner
                                     Keith E. Lindner

Exhibit 1
                            AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

      WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                    AMERICAN PREMIER GROUP, INC.
                    AMERICAN FINANCIAL CORPORATION
                    By: /s/ James E. Evans
                         James E. Evans
                         Vice President & General Counsel

                    /s/ Carl H. Lindner
                        Carl H. Lindner

                    /s/ Carl H. Lindner III
                        Carl H. Lindner III

                    /s/ S. Craig Lindner
                        S. Craig Lindner

                    /s/ Keith E. Lindner
                        Keith E. Lindner

Exhibit 2

                        POWER OF ATTORNEY
                        -----------------




      I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner
                    -----------------------------------
                         Carl H. Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner III
                    -----------------------------------------
                         Carl H. Lindner III

                        POWER OF ATTORNEY
                        -----------------




      I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  S. Craig Lindner
                    -----------------------------------------
                         S. Craig Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Keith E. Lindner
                    -----------------------------------------
                         Keith E. Lindner